[redacted]

09041200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
DEC 22 2009
Washington, DC
121

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

amended

SEC FILE NUMBER
8- 46494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2008 (MM/DD/YY) AND ENDING September 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: West America Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7005 Via Bella Luna
(No. and Street)

Las Vegas, (City) Nevada (State) 89131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert B. Kay 702-933-2758
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles, (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert B. Kay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of West America Securities Corporation, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

...blic - State of Nevada
...unty of Clark
...THY DIMARCO
...ointment Expires
April 16, 2012

Signature

Pres.

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

AMENDED

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - SEPTEMBER 30, 2009

WEST AMERICA SECURITIES CORPORATION

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT AUDITOR

Board of Directors
West America Securities Corporation
Las Vegas, NV

I have audited the accompanying statement of financial condition of West America Securities Corporation, as of September 30, 2009 and related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of West America Securities Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of West America Securities Corporation as of September 30, 2009 and the results of its operations, cash flows and changes in shareholders' equity for the year then ended in conformity with the accounting principles accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
November 21, 2009

West America Securities, Corp.
Statement of Financial Condition
September 30, 2009

Assets

Cash and cash equivalents		$ 118,862
Clearing deposits		25,000
Commissions receivable		2,734
Other receivables		19,067
Due from affiliate		41,397
Securities owned		
Marketable securities (inventory)		4,053
Loan receivable		323,879
Total assets		$ 534,992

Liabilities and Shareholders' Equity

Liabilities		
Accounts payable and accrued expenses		$ 2,211
Accrued liabilities		41,397
Credit line - Wells Fargo bank		50,069
Total liabilities		93,677
Shareholders' Equity		
Common stock ($.001par value, 1,000 shares authorized, issued and outstanding)	$ 1,000	
Preferred stock ($.01 par value, $1,000 shares authorized and issued, 1,000 outstanding)	1,411,124	
Paid in capital	1,079,513	
Retained Earnings (deficit)	(2,050,322)	441,315
Total liabilities and shareholders' equity		$ 534,992

The accompanying notes are an integral part of these financial statements

WEST AMERICA SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

NOTE 1 - NATURE OF BUSINESS

West America Securities Corporation (" Company") is a Colorado corporation incorporated November 26, 1991. The Company was approved as a broker-dealer by the Securities and Exchange Commission (SEC) on September 10, 1993 and the National Association of Security Dealers (NASD) on December 14, 1993. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA (Financial Industry Regulatory Agency).

The Company is registered under SEC Rule 15c3-3 (k) (2) (ii) which provides that all the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer. The Company has a clearing agreement with Sterne Agee and is a $5,000 broker dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Commission Revenue is recognized on a "Trade Date Basis."

B. Inventory of securities is valued on a "mark to market" basis.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. See page 9 for the computation of net capital.

At September 30, 2009, the Company had a net capital of $52,919 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.77 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 4 - OFF BALANCE - SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

NOTE 5 – LOAN RECEIVABLE

West America Securities Corporation ("Company") entered into a Retainer Agreement for Placement Agent Services with Our World Live, Inc ("OWL") to sell $3,000,000 of Private Placement Notes of OWL. To facilitate the private placement, the Company advanced funds to OWL throughout the year. The loan is evidenced by a non interest bearing Promissory Note dated September 30, 2009 for the amount of $323,879, the balance receivable at September 30, 2009.

NOTE 6 – LINE OF CREDIT

The Company has a $50,000 open line of credit with Wells Fargo at the rate of 8.75% per annum. The balance at September 30, 2009 is $50,090 including accrued interest of $375.

NOTE 7 – RELATED PARTY TRANSACTION

As noted in NOTE 5 above, West America Securities Corporation ("Company") entered into a Retainer Agreement for Placement Agent Services with Our World Live, Inc ("OWL") to sell $3,000,000 of Private Placement Notes of OWL. The President and CEO of West America Securities Corporation is also the CFO of OWL and owns 2.46% of the common stock and 25% of the preferred stock of OWL. The Company is to receive a 5% placement fee.

In addition, Mid America, 49% owner of the Company pays certain expenses of the Company. During the year ending September 30, 2009, $41,691 of the Company's expenses were paid by Mid America.

NOTE 8 - INCOME TAXES

The Company files its income tax returns on the cash basis. As of September 30, 2009, because of a net operating loss (NOL) carry forward, the Company had no federal income tax liability.

At September 30, 2009 there was a federal NOL carry forward of approximately $1,309,000. The Federal tax can be carried over for 20 years. There is no state income tax in Nevada.

NOTE 9 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 10 – EXEMPTION FROM THE SEC RULE 15C3-3

West America Securities Corporation is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

West America Securities, Corp.
Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1
As of September 30, 2009

Computation of net capital

Shareholder's equity			$	441,315
Less: Non allowable assets				
Other receivables	$	19,067		
Loan receivable and due to affiliate		365,276		
Securities owned		4,053		
Total adjustment				(388,396)
Net capital			$	52,919

Computation of net capital requirements

Minimum net capital requirements				
6-2/3% of net aggregate indebtedness	$	6,245		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				6,245
Excess net capital			$	46,674
Ratio of aggregate indebtedness to net capital		1.77	to 1	
Total liabilities net of deferred income taxes payable and deferred income	$	93,677		

The following is a reconciliation of the above net capital computation with the
Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital as reported on the Company's unaudited X-17A-5 report	$	73,295
Other receivables - non allowable		(19,067)
Accrued expenses		(1,308)
Rounding adjustment		(1)
Net capital shown here	$	52,919

The accompanying notes are an integral part of these financial statements

WEST AMERICA SECURITIES CORPORATION
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of September 30, 2009

A computation of reserve requirement is not applicable to West America Securities Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

WEST AMERICA SECURITIES CORPORATION
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of September 30, 2009

Information relating to possession or control requirements is not applicable to West America Securities Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

PART II

WEST AMERICA SECURITIES CORPORATION
STATEMENT OF INTERNAL CONTROL
SEPTEMBER 30, 2009

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
West America Securities Corp.
Las Vegas, NV

In planning and performing my audit of the financial statements and supplemental schedules of West America Securities Corp. (the "Company") for the year ended September 30, 2009, I considered it's internal control including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
West America Securities Corp.
Las Vegas, NV

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
November 21, 2009

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
West America Securities Corporation
Las Vegas, NV

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation - Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to September 30, 2009, which were agreed to by West America Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating West America Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

West America Securities Corporation's management is responsible for the West America Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries to the check register and compared to the copy of the cancelled check dated January 21, 2009 noting no differences.
2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
    a. Compared Item No. 2a Total Revenue for the quarters ending June 30, 2009 and September 30, 2009 to the Focus Report Part IIA Revenue line 9, Code 4030 and Item No. 2b (7) net loss from securities in investment accounts to the June 30, 2009 Focus Report Part IIA Revenue line 2b box 3949 noting no differences.
    b. Compared Item No. 2c (5) net gain from securities in investment accounts to the September 30, 2009 Focus Report Part IIA Revenue line 2b box 3949 noting no differences.
    c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting no differences
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers as noted in section 2 above noting no differences.

Board of Directors
West America Securities Corporation
Las Vegas, NV

SIPC Supplemental Report page 2

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California

November 21, 2009